UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HELIOS AND MATHESON ANALYTICS INC.
(Name of Issuer)

Common Stock
(Title of Securities)

42327L200
(CUSIP Number)

Muralikrishna Gadiyaram

c/o Helios and Matheson Analytics Inc.

The Empire State Building

350 5th Avenue, Suite 7520

New York, New York 10118

(212) 979-8228

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 22, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42327L200

1. Name of Reporting Person Muralikrishna Gadiyaram IRS Identification Nos. of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization India
Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power 250,000 8. Shared Voting Power 1,743,040(1)
9. Sole Dispositive Power 250,000
10. Shared Dispositive Power 1,743,040(1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,993,040

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11) 31.52% (2)

14. Type of Reporting Person (See Instructions) IN

(1) Mr. Gadiyaram is an executive officer of Helios and Matheson Information Technologies Ltd. (“HMIT”) and an executive officer of Helios and Matheson Inc., the wholly-owned subsidiary of HMIT. Mr. Gadiyaram is also a shareholder of HMIT. HMIT owns 857,149 shares of the common stock of Helios and Matheson Analytics Inc. and Helios and Matheson Inc. owns 885,891.

(2) Based on 6,322,240 shares of common stock outstanding as of January 24, 2017, after giving effect to the issuance of 1,150,000 shares of common stock pursuant to employee benefit plans as reported by the Company in a Current Report on Form 8-K filed with the Commission on January 23, 2017.

Item 1.          Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share, of Helios and Matheson Analytics Inc. (the “Company”). The Company is located at The Empire State Building, 350 5th Avenue, Suite 7520, New York, New York 10118.

Item 2.          Identity and Background.

(a) The reporting person’s name is Muralikrishna Gadiyaram.

(b) The reporting person’s address is c/o Helios and Matheson Analytics Inc., The Empire State Building, 350 5th Avenue, Suite 7520, New York, New York 10118.

(c) The reporting person is a director of the Company.

(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The reporting person is a citizen of India.

Item 3.          Source and Amount of Funds or Other Consideration.

The reporting person acquired 250,000 shares of the Company’s common stock in exchange for exceptional services rendered to the Company in connection with the merger with Zone Technologies, Inc.

Item 4.          Purpose of Transaction.

See Item 3 above. The reporting person is a director of the Company. As such, the Company may from time-to-time issue securities, including common stock or options to purchase the Company’s common stock, to the reporting person as compensation for his services. Otherwise, the reporting person does not, as of the date of this filing, have any plans or proposals that would relate to or result in:

(a) the acquisition of additional securities of the Company, or the disposition of securities of the Company, although the reporting person reserves the right to acquire or dispose of the Company’s securities in the future;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company, except as a change in the Company’s capitalization may result in the event of an offer and sale of the Company’s securities which may be made in order to raise funds for specific corporate purposes or working capital;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5.          Interest in Securities of the Issuer.

By virtue of being an executive officer of HMIT and Helios and Matheson Inc. and a shareholder of HMIT, the reporting person has shared voting and investment control over 1,743,040 shares of the Company’s common stock, representing approximately 35.8% of the shares of common stock outstanding, based on a report from the Company’s transfer agent dated January 20, 2017. As described at Item 3, the reporting person has been granted 250,000 shares of the Company’s common stock (the “Personal Shares”), representing approximately 5.1% of the shares of common stock outstanding, based on a report from the Company’s transfer agent dated January 20, 2017. The reporting person has sole voting and dispositive power of the Personal Shares. Except as set forth in Item 3 above, the reporting person has not effected any transaction in the Company’s common stock during the last 60 days.

Item 6.          Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.          Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2017

/s/ Muralikrishna Gadiyaram

Muralikrishna Gadiyaram